REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of iMedical Innovations Inc.

We have audited the accompanying balance sheets of iMedical Innovations Inc. [the “Company”] as of December 31, 2015 and 2014, and the related statements of operations and comprehensive loss, stockholders’ (deficiency) equity, and cash flows for each of the years in the two-year period ended December 31, 2015. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern.  Management’s plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Richmond Hill, Ontario, Canada April 12, 2016	/s/ SRCO Professional Corporation CHARTERED PROFESSIONAL ACCOUNTANTS Authorized to practise public accounting by the Chartered Professional Accountants of Ontario

iMedical Innovations Inc.

BALANCE SHEETS

(Expressed in US dollars)

	As at December 31, 2015	As at December 31, 2014
	$	$
CURRENT ASSETS
Cash	410,601	448,599
Harmonized sales tax recoverable	36,291	71,336
Deposits and other receivables	72,202	-
Total current assets	519,094	519,935

Equipment [Note 5]	-	-
TOTAL ASSETS	519,094	519,935

LIABILITIES AND STOCKHOLDERS’ (DEFICIENCY) EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities [Note 6]	413,273	176,039
Total current liabilities	413,273	176,039

Convertible promissory notes [Note 7]	783,778	-
Derivative liabilities [Note 8]	561,220	-
TOTAL LIABILITIES	1,758,271	176,039

STOCKHOLDERS' (DEFICIENCY) EQUITY
Preferred stock, no par value, unlimited authorized, no share issued and outstanding as at December 31, 2015 and 2014, respectively [Note 9]	-	-
Common stock, no par value, unlimited authorized, 18,798,000 and 16,315,500 shares issued and outstanding as at December 31, 2015 and 2014, respectively [Note 9]	4,771,954	3,959,849
Additional paid-in-capital	3,235,645	409,658
Accumulated other comprehensive (loss) income	(18,002)	17,311
Accumulated deficit	(9,228,774)	(4,042,922)
Total stockholders' (deficiency) equity	(1,239,177)	343,896
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIENCY) EQUITY	519,094	519,935

Commitments [Note 12]

Subsequent events [Note 13]

See accompanying notes to financial statements

On behalf of the Board:

2

iMedical Innovations Inc.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in US dollars)

	Year ended December 31, 2015	Year ended December 31, 2014
	$	$

REVENUE	-	-

EXPENSES
General and administrative expenses [Notes 9 and 11]	3,986,550	873,541
Research and development expenses [Note 12]	1,143,453	832,661
TOTAL OPERATING EXPENSES	5,130,003	1,706,202

Accretion expense [Note 7]	59,875	-
Change in fair value of derivative liabilities [Note 8]	(4,026)	-
NET LOSS BEFORE INCOME TAXES	(5,185,852)	(1,706,202)

Income taxes [Note 10]	-	-
NET LOSS	(5,185,852)	(1,706,202)

Translation adjustment	(35,313)	3,050

COMPREHENSIVE LOSS	(5,221,165)	(1,703,152)

LOSS PER SHARE, BASIC AND DILUTED	(0.32)	(0.12)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	16,167,781	14,409,314

See accompanying notes to financial statements

3

iMedical Innovations Inc.

STATEMENTS OF STOCKHOLDERS’ (DEFICIENCY) EQUITY

(Expressed in US dollars)

	Common stock		Additional	Accumulated	Accumulated
			paid-in-	other	deficit
	Shares	Amount	capital	comprehensive		Total
				(loss) income
		$	$	$	$	$
Balance, December 31, 2013	10,517,500	2,424,646	-	14,261	(2,336,720)	102,187
Issuance of shares for cash [Note 9]	1,170,000	545,278	-	-	-	545,278
Issuance of shares for services [Note 9]	142,000	66,179	-	-	-	66,179
Issuance of warrants for services [Note 9]	-	-	400,335	-	-	400,335
Acquisition of net liabilities and shares outstanding - ' reverse merger [Notes 1 and 9]	3,300,000	-	(237,348)	-	-	(237,348)
Issuance of shares and warrants for cash [Note 9]	1,036,000	857,558	246,671	-	-	1,104,229
Exercise of warrants for cash [Note 9]	150,000	66,188	-	-	-	66,188
Translation adjustment	-	-	-	3,050	-	3,050
Net loss	-	-	-	-	(1,706,202)	(1,706,202)
Balance, December 31, 2014	16,315,500	3,959,849	409,658	17,311	(4,042,922)	343,896
Exercise of warrants for cash [Note 9]	750,000	686,975	20,221	-	-	707,196
Cancellation of shares [Note 9]	(1,100,000)	(89)	-	-	-	(89)
Stock based compensation [Note 9]	-	-	2,257,953	-	-	2,257,953
Issuance of warrants for services [Note 9]	-	-	672,749	-	-	672,749
Cancellation of warrants [Note 9]	-	124,936	(124,936)	-	-	-
Exercise of stock option plan [Note 9]	2,832,500	283	-	-	-	283
Translation adjustment	-	-	-	(35,313)	-	(35,313)
Net loss	-	-	-	-	(5,185,852)	(5,185,852)
Balance, December 31, 2015	18,798,000	4,771,954	3,235,645	(18,002)	(9,228,774)	(1,239,177)

(a) Retroactively restated to reflect the effect of the recapitalization transaction on November 21, 2014, as explained in Notes 1 and 7.

See accompanying notes to financial statements

iMedical Innovations Inc.

STATEMENTS OF CASH FLOWS

(Expressed in US dollars)

	Year ended December 31, 2015	Year ended December 31, 2014
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(5,185,852)	(1,706,202)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	2,257,953	-
Depreciation	-	9,051
Issuance of shares for consulting services	-	66,179
Accretion expense	59,875	-
Change in fair value of derivatives liabilities	(4,026)	-
Issuance of warrants for services	672,749	400,335

Changes in operating assets and liabilities:
Harmonized sales tax recoverable	25,437	(73,578)
Deposits and other receivables	(77,740)	-
Accounts payable and accrued liabilities	287,629	(77,570)
Net cash used in operating activities	(1,963,975)	(1,381,785)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net	-	1,649,507
Proceeds from issuance of convertible promissory notes, net	1,289,149	-
Proceeds from exercise of warrants	707,196	66,188
Proceeds from exercise of stock option	283	-
Net cash provided by financing activities	1,996,628	1,715,695

Effect of foreign currency translation	(70,651)	(1,067)

Net increase in cash during the year	32,653	333,910

Cash, beginning of year	448,599	115,756
Cash, end of year	410,601	448,599

See accompanying notes to financial statements

F-5

iMedical Innovations Inc.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014

(Expressed in US dollars)

1. NATURE OF OPERATIONS

iMedical Innovations Inc. [the “Company” or “iMed”] was incorporated on July 3, 2014 under the laws of the Province of Ontario, Canada.  The Company is engaged in research and development activities within the remote monitoring segment of preventative care. The Company is focused on a realizable healthcare business model that has an existing market and commercialization pathway. As such, its efforts to date have been devoted in building technology that enables access to this market through the development of a tangible product.

Sensor Mobility Inc. [“Sensor”] was incorporated on July 22, 2009 under the laws of the Province of Ontario, Canada.  Sensor was also engaged in research and development activities within the remote monitoring segment of preventative care.

On August 11, 2014, all the stockholders of Sensor entered into a series of roll over agreements for the sale of their shares to iMedical Innovations Inc. in accordance with section 85 (1) of the Income Tax Act (Canada).  Pursuant to these agreements, all the stockholders of Sensor received twice the number of shares of iMed in exchange for their shares in Sensor.  Accordingly, iMed issued 11,829,500 shares in exchange for 5,914,750 shares of Sensor, which were subsequently cancelled as a result of amalgamation. The amalgamation became effective from November 21, 2014, pursuant to approval by Canada Revenue Agency.  Immediately prior to the Amalgamation, iMed had net liabilities of $237,348 and 3,300,000 outstanding shares of common stock, which are presented in the financial statements.

As the former stockholders of Sensor became the majority stockholders of iMed after amalgamation, this transaction has been accounted for as a reverse merger and was treated as an acquisition of iMed (legal acquirer) and a recapitalization of Sensor (accounting acquirer). As Sensor was the accounting acquirer, the results of its operations carried over.  Consequently, the assets and liabilities and the historical operations reflected in the financial statements for the periods prior to November 21, 2014, are those of Sensor and are recorded at historical cost basis.  Effective from November 21, 2014, the Company’s financial statements include the assets, liabilities and operations of iMed.

2. BASIS OF PRESENTATION AND MEASUREMENT

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are expressed in United States dollars (“USD”).

3. GOING CONCERN

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred recurring losses from operations and as at December 31, 2015 and December 31, 2014 had accumulated deficit of $9,228,774 and $4,042,922, respectively. Management anticipates the Company will attain profitable status and improve its liquidity through continued business development and additional debt or equity investment in the Company. Management is pursuing various sources of financing.

On October 31, 2015, the Company engaged an agent to act as exclusive financial advisor to the Company with respect to assisting the Company in its capital raising efforts as well as assisting the Company in the review of potential financing alternatives available to it and to provide recommendations with respect to the options available to it for meeting its capital needs. Under the engagement agreement, the agent will represent the Company as the sole or lead placement agent, underwriter, book-runner or similar representation in its efforts to obtain financing of up to $12 million in the form of a private placement, public offering, whether in one or a series of transactions, in a private or public offering of equity, convertible debt or equity, equity linked securities or any other securities.

The Company’s continued existence is dependent upon its ability to continue to execute its operating plan and to obtain additional debt or equity financing. There can be no assurance that the necessary debt or equity financing will be available, or will be available on terms acceptable to the Company, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements. The financial statements do not include any adjustments relating to the recoverability of recorded asset amounts that might be necessary should the Company be unable to continue in existence.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash includes cash on hand and balances with banks.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas involving significant estimates and assumptions include: deferred income tax assets and related valuation allowance, accruals and valuation of warrants and stock options. Actual results could differ from those estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

Earnings (Loss) Per Share

The Company has adopted the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 260-10 which provides for calculation of “basic” and “diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. Diluted earnings per share exclude all potentially dilutive shares if their effect is anti-dilutive. There were no potentially dilutive shares outstanding as at December 31, 2015 and 2014.

Foreign Currency Translation

The functional currency of the Company is Canadian dollar.  Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All exchange gains or losses arising from translation of these foreign currency transactions are included in net income (loss) for the year.  The translation gains and losses resulting from the changes in exchange rates are reported in accumulated other comprehensive gain (loss).

Equipment

Equipment are stated at cost less accumulated depreciation and depreciated over their estimated useful lives at the following rate and method.

Furniture and fixtures Computer equipment	3 year straight line 3 year straight line

Routine repairs and maintenance are expensed as incurred.  Improvements, that are betterments, are capitalized at cost. The Company applies a half-year rule in the year of acquisition.

Impairment of Long-Lived Assets

In accordance with ASC 360-10, the Company, on a regular basis, reviews the carrying amount of long-lived assets for the existence of facts or circumstances, both internally and externally, that suggest impairment. The Company determines if the carrying amount of a long-lived asset is impaired based on anticipated undiscounted cash flows, before interest, from the use of the asset. In the event of impairment, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined based on appraised value of the assets or the anticipated cash flows from the use of the asset or asset group, discounted at a rate commensurate with the risk involved.

Fair Value of Financial Instruments

ASC 820 defines fair value, establishes a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities.  ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

●	Level 1 – Valuation based on quoted market prices in active markets for identical assets or liabilities.

●	Level 2 – Valuation based on quoted market prices for similar assets and liabilities in active markets.

●	Level 3 – Valuation based on unobservable inputs that are supported by little or no market activity, therefore requiring management’s best estimate of what market participants would use as fair value.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments or interest rates that are comparable to market rates. These financial instruments include cash and accounts payable. The Company's cash, which is carried at fair value, is classified as a Level 1 financial instrument. The Company’s bank accounts are maintained with financial institutions of reputable credit, therefore, bear minimal credit risk.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740.  The Company provides for federal and provincial income taxes payable, as well as for those deferred because of the timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled. The effect of a change in tax rates is recognized as income or expense in the period of the change. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount that is more likely than not to be realized.

Research and Development

Research and development costs, which relate primarily to product and software development, are charged to operations as incurred. Under certain research and development arrangements with third parties, the Company may be required to make payments that are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. Before a product receives regulatory approval, milestone payments made to third parties are expensed when the milestone is achieved. Milestone payments made to third parties after regulatory approval is received are capitalized and amortized over the estimated useful life of the approved product.

Stock Based Compensation

The Company accounts for share-based payments in accordance with the provision of ASC 718, which requires that all share-based payments issued to acquire goods or services, including grants of employee stock options, be recognized in the statement of operations based on their fair values, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Compensation expense related to share-based awards is recognized over the requisite service period, which is generally the vesting period.

The Company accounts for stock based compensation awards issued to non-employees for services, as prescribed by ASC 718-10, at either the fair value of the services rendered or the instruments issued in exchange for such services, whichever is more readily determinable, using the guidelines in ASC 505-50. The Company issues compensatory shares for services including, but not limited to, executive, management, accounting, operations, corporate communication, financial and administrative consulting services.

Operating Leases

The Company leases office space and certain office equipment under operating lease agreements. The lease term begins on the date of initial possession of the leased property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term.

Convertible Notes Payable and Derivative Instruments

The Company accounts for conversion options embedded in convertible notes in accordance with ASC 815. ASC 815 generally requires companies to bifurcate conversion options embedded in convertible notes from their host instruments and to account for them as free standing derivative financial instruments. ASC 815 provides for an exception to this rule when convertible notes, as host instruments, are deemed to be conventional, as defined by ASC 815-40.

The Company accounts for convertible notes deemed conventional and conversion options embedded in non-conventional convertible notes which qualify as equity under ASC 815, in accordance with the provisions of ASC 470-20, which provides guidance on accounting for convertible securities with beneficial conversion features. Accordingly, the Company records, as a discount to convertible notes, the intrinsic value of such conversion options based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt.

Recently Issued Accounting Pronouncements

In June 2014, the FASB issued Accounting Standards Update ASU 2014-10, “Development Stage Entities”. The amendments in this update remove the definition of a development stage entity from the Master Glossary of the ASC thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP.  In addition, the amendments eliminate the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and shareholder equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had’ been in the development stage. The Company adopted this amendment beginning from January 1, 2014.  The amendments in this update were applied retrospectively.

In May 2014, an accounting pronouncement was issued by the FASB to clarify existing guidance on revenue recognition. This guidance includes the required steps to achieve the core principle that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This pronouncement is effective for fiscal years and interim periods beginning after December 15, 2017, with early adoption permitted. The guidance permits the use of one of two retrospective transition methods. The Company has not yet selected a transition method nor have determined the effect that the adoption of the pronouncement may have on its financial position and/or results of operations.

On January 1, 2015, the Company adopted the accounting pronouncement issued by the FASB updating existing guidance on discontinued operations. This guidance raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. This pronouncement is aimed at reducing the frequency of disposals reported as discontinued operations by focusing on strategic shifts that have or will have a major effect on an entity’s operations and financial results. The Company will consider this guidance in conjunction with future disposals, if any.

In April 2015, an accounting pronouncement was issued by the FASB to update the guidance related to the presentation of debt issuance costs. This guidance requires debt issuance costs, related to a recognized debt liability, be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability rather than being presented as an asset. This pronouncement is effective retrospectively for fiscal years beginning after December 15, 2015, with early adoption permitted. The Company intend to adopt this pronouncement on January 1, 2016, and the adoption will not have a material impact on its financial position and/or results of operations.

In September 2015, an accounting pronouncement was issued by the FASB which eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which it determines the amount of the adjustment. This pronouncement is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Company intend to adopt this pronouncement on January 1, 2016, and the adoption will not have a material impact on its financial position and/or results of operations.

In November 2015, an accounting pronouncement was issued by the FASB to simplify the presentation of deferred income taxes within the balance sheet. This pronouncement eliminates the requirement that deferred tax assets and liabilities are presented as current or noncurrent based on the nature of the underlying assets and liabilities. Instead, the pronouncement requires all deferred tax assets and liabilities, including valuation allowances, be classified as noncurrent. This pronouncement is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Company intend to adopt this pronouncement on January 1, 2017, and the adoption will not have a material impact on its financial position and/or results of operations.

5. EQUIPMENT

	As at December 31,	As at December 31,
	2015	2014
	$	$
Furniture	41,272	41,272
Computer equipment	27,826	27,826
Total cost	69,098	69,098
Less: Accumulated depreciation	(69,098)	(69,098)
	-	-

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,	As at December 31,
	2015	2014
	$	$
Trade accounts payable	274,055	130,913
Accrued liabilities	139,218	45,126
	413,273	176,039

7. CONVERTIBLE PROMISSORY NOTES

Pursuant to a term sheet offering of $2,000,000, the Company during the year ended December 31, 2015 issued convertible promissory notes to various accredited investors amounting to $1,368,978. These notes have a maturity date of 24 months and carry annual interest rate of 11%. The note holders have the right until any time until the note is fully paid, to convert any outstanding and unpaid principal portion of the note, and accrued interest, into fully paid and non-assessable shares of Common Stock. The note has a conversion price initially set at $1.78. Upon any future financings completed by the Company, the conversion price will reset to 75% of the future financing pricing. These notes do not contain prepayment penalties upon redemption.  These debentures are secured by all of the present and after acquired property of the Company.    However, the Company can force conversion of these notes, if during the term of the agreement, the Company completes a public listing and the Common Share price exceeds the conversion price for at least 20 consecutive trading days. At the closing of the Notes, the Company issued cash (7%) and warrants (7% of the number of Common Shares into which the Notes may be converted) to a brokers. The brokers receive 3% in cash and warrants for those investors in the Presidents List.  The warrants have a term of 24 months and a similar reset provision based on future financings.

The embedded conversion features and reset feature in the notes and broker warrants have been accounted for as a derivative liability based on FASB guidance (refer Note 8).

The details of the outstanding convertible promissory notes are as follows:

$
Face value of convertible promissory notes issued during the year	1,368,978
Discount recognised at issuance due to embedded derivatives	(479,479)
Cash issuance costs	(79,829)
Fair value of broker warrants at issuance	(85,767)
Accretion expense for the year	59,875
Accreted value of convertible promissory notes as at December 31, 2015	783,778

The Company incurred $79,829 in cash as issuance costs and issued 43,161broker warrants.  The cash issuance costs and fair value of these warrants at issuance have been adjusted against the liability and accreted over the term of these notes using an effective interest rate ranging from 20.5% to 30.5%.

As explained in detail in Note 13, all outstanding convertible promissory notes were exchanged/adjusted pursuant to Exchange Agreement effective February 2, 2016.

8. DERIVATIVE LIABILITIES

In connection with the sale of debt or equity instruments, the Company may sell options or warrants to purchase our common stock. In certain circumstances, these options or warrants may be classified as derivative liabilities, rather than as equity. Additionally, the debt or equity instruments may contain embedded derivative instruments, such as embedded derivative features which in certain circumstances may be required to be bifurcated from the associated host instrument and accounted for separately as a derivative instrument liability.

The Company's derivative instrument liabilities are re-valued at the end of each reporting period, with changes in the fair value of the derivative liability recorded as charges or credits to income in the period in which the changes occur. For options, warrants and bifurcated embedded derivative features that are accounted for as derivative instrument liabilities, the Company estimates fair value using either quoted market prices of financial instruments with similar characteristics or other valuation techniques. The valuation techniques require assumptions related to the remaining term of the instruments and risk-free rates of return, our current common stock price and expected dividend yield, and the expected volatility of our common stock price over the life of the option.

The derivative liabilities arising from convertible promissory notes and related issuance of broker warrants are as follows:

	Convertible	Broker	Total
	notes	warrants
	$	$	$
Derivative fair value at issuance	479,479	85,767	565,246
Change in fair value of derivatives	1,473	(5,499)	(4,026)
Derivative liabilities as at December 31, 2015	480,952	80,268	561,220

The lattice methodology was used to value the convertible notes issued and the related broker warrants, with the following assumptions:

December 31
Assumptions	2015
Dividend yield	0.00%
Risk-free rate for term	0.33%-0.72%
Volatility	98%-100%
Remaining terms (years)	1.72-2
Stock price ($ per share)	2

9. STOCKHOLDERS’ (DEFICIENCY) EQUITY

Authorized stock

Until August 11, 2014, the Company was authorized to issue unlimited number of Class “A” preferred shares, optionally redeemable at a price to be agreed by the stockholders, with no par value and unlimited number of Class “A” common shares and Class “B” common shares with no par value.  Class A preferred shares were classified as equity as they did not meet the requirements of mandatorily redeemable financial instruments pursuant to ASC 480.

On August 11, 2014, the Company’s Articles of Association were amended thereby consolidating various classes of shares which were then issued into common shares and changing the Company’s authorized shares to unlimited number of common shares and an unlimited number of preferred shares.

Issued and outstanding stock

During April 2014, Sensor entered into agreements for issuance of warrants against services with four of its then stockholders and issued 475,000 warrants (previously 237,500 warrants) entitling those stockholders to purchase one common share (previously preferred class A share) against each warrant at an exercise price of $0.46 per warrant to be exercised within one year from the issuance date.  The fair value of the warrants on the issuance date was $400,335, which is included as consulting charges in general and administrative expenses during the year ended December 31, 2014 with corresponding credit to additional paid-in-capital.  The fair value has been estimated using a multi-nomial lattice model with an expected life of 365 days, dividend yield of 0%, stock price of $0.46, a risk free rate of 0.06% and expected volatility of 105%, determined based on comparable companies historical volatilities.

Pursuant to roll over agreements dated August 11, 2014, as described in Note 1, all the above warrants which were issued by Sensor were cancelled and were reissued by iMedical Innovations Inc.

During June and July 2014, Sensor issued 1,170,000 common shares (previously 585,000 Class “A” preferred shares) through various subscription agreements issue at price of $0.47 for aggregate cash proceeds of $545,278.

During July 2014, Sensor issued 142,000 common shares (previously 71,000 Class “A” preferred shares) for consulting services at fair value of $0.47 per share, determined based on recent private placements.  Accordingly, the Company recognized $66,179 as consulting expenses, which are included in general and administrative expenses during the year ended December 31, 2014 with corresponding credit to common stock.

As described in Note 1, On August 11, 2014, all the stockholders of Sensor entered into a series of roll over agreements for the sale of their shares to iMedical Innovations Inc. in accordance with section 85 (1) of the Income Tax Act (Canada).  Pursuant to these agreements, all the stockholders of Sensor received twice the number of shares of iMed in exchange for their shares in Sensor.  Accordingly, iMed issued 11,829,500 shares in exchange for 5,914,750 shares of Sensor, which were subsequently cancelled as a result of amalgamation.  The amalgamation became effective from November 21, 2014, pursuant to approval by Canada Revenue Agency.  Immediately prior to Amalgamation, iMed had net liabilities of $237,348 and 3,300,000 outstanding shares of common stock, which are presented in the financial statements.

During November 2014, iMed issued 1,036,000 units at an exercise price of $1.10 and received gross cash proceeds of $1,142,837 (net proceeds of $1,104,229).  Each unit comprised of 1,036,000 common shares and 1,554,000 warrants to be exercised at $1.10 within 120 to 270 days from the date of issuance.  In connection with the proceeds received, the Company paid in cash $38,609 as finder’s fees and issued 51,080 broker warrants to be exercised at $1.10 within 365 days from the date of issuance.  The fair value of these warrants amounting to $246,671 has been estimated using a multi-nomial lattice model with an expected life of 365 days, dividend yield of 0%, stock price of $1.10, a risk free rate ranging from 0.02% to 0.07% and expected volatility of 89%, determined based on comparable companies historical volatilities.  The fair value of these warrants were allocated to cash with corresponding credit to additional paid-in-capital.  During May 2015 804,000 warrants expired out of total issuance of 1,554,000, which has resulted in transfer of $124,936 from additional paid-in-capital to common stock.

In addition during November 2014, 150,000 warrants were exercised at a price of $0.44 per share and the Company received cash proceeds of $66,188, which has been credited to common stock.

During March and May 2015, 500,000 warrants were exercised at a price of $1.01 per share and the Company received gross cash proceeds of $500,584 (net proceeds of $470,758).  In connection with the proceeds received, the Company paid in cash $35,420 as finder’s fees and issued 35,000 broker warrants which were fair valued at $5,594 and were allocated to cash with corresponding credit to additional paid-in-capital.  The fair value has been estimated using a multi-nomial lattice model with an expected life of 365 days, dividend yield of 0%, stock price of $1.01, a risk free rate ranging from 0.04% to 1.07% and expected volatility of 94%, determined based on comparable companies historical volatilities.

During May 2015, iMed repurchased 1,100,000 of its outstanding common shares at cost from a related party, by virtue of significant influence.  These shares were cancelled upon their repurchase.

During August and September 2015, 250,000 warrants were exercised at a price of $1.05 per share and the Company received gross cash proceeds of $253,800 (net proceeds of $236,438).  In connection with the proceeds received, the Company paid in cash $17,362 as finder’s fees and issued 17,500 broker warrants which were fair valued at $14,627 and were allocated to cash with corresponding credit to additional paid-in-capital.  The fair value has been estimated using a multi-nomial lattice model with an expected life of 24 months, a risk free rate ranging from 0.04% to 1.07%, stock price of $2 and expected volatility in the range of 98% to 100%, determined based on comparable companies historical volatilities.

During September and October 2015, iMed entered into agreements for the issuance for a total of 605,000 warrants against services entitling to purchase one common share against each warrant at an exercise price of $1 per warrant to be exercised within 180 to 730 days from the issuance date.  The fair value of the warrants on the issuance date was $672,749, which is included as consulting charges in general and administrative expenses during the year ended December 31, 2015 with corresponding credit to additional paid-in-capital.   The fair value has been estimated using a multi-nomial lattice model with an expected life ranging from 180 to 730 days, a risk free rate ranging from 0.04% to 1.07%, stock price of $2, annual attrition rate of 5% and expected volatility in the range of 98% to 100%, determined based on comparable companies historical volatilities.

In addition as explained in detail in Note 13, all outstanding common stock, warrant’s and options were exchanged/adjusted pursuant to Exchange Agreement effective February 2, 2016.

Stock-based compensation

On March 30, 2015, the Company approved Directors, Officers and Employees Stock Option Plan, under which it authorized and issued 3,000,000 options.  This plan was established to enable the Company to attract and retain the services of highly qualified and experience directors, officers, employees and consultants and to give such person an interest in the success of the Company.

The fair value of each option granted is estimated at the time of grant using multi-nomial lattice model using the following assumptions:

2015
Exercise price ($)	0.0001
Risk free interest rate	0.04% to 1.07%
Expected term (Years)	10
Expected volatility	94%
Expected dividend yield	0%
Fair value of option ($)	0.74
Expected forfeiture (attritrion) rate	5% to 20%

50% of the grants will either vest immediately or at the time of FDA (Food and Drug Administration) filing date and 50% will vest upon Liquidity Trigger.  Liquidity Trigger means the day on which the board of directors resolve in favour of i) the Company is able to raise a certain level of financing;  ii) a reverse takeover transaction that results in the Company being a reporting issuer, and iii) initial public offering that results in the Company being a reporting issuer.

These grants will expire on the tenth anniversary of the grant date.  The risk free interest rate is based on the yield of U.S. Treasury securities that correspond to the expected holding period of the options. The volatility was determined based on comparable companies’ historical volatilities. The expected forfeiture (attrition) rates were based on the position of the employee receiving the options. The dividend yield was based on an expected future dividend rate for the period at the time of grant.

The following table summarizes the stock option activities of the Company:

	Number of options	Weighted average exercise price ($)
Granted	3,000,000	0.0001
Exercised	(2,832,500)	0.0001
Outstanding as of December 31, 2015	167,500	0.0001

The fair value of options at the issuance date were determined at $2,257,953 which were fully expensed during the year ended December 31, 2015 based on vesting period and were included in general and administrative expenses with corresponding credit to additional paid-in-capital.

During the year ended December 31, 2015, 2,832,500 options were exercised by those employees who met the vesting conditions as described above.

10. INCOME TAXES

Income taxes

The provision for income taxes differs from that computed at Canadian corporate tax rate of approximately 15.50% (2014 - 15.50%) as follows:

	Year ended December 31, 2015	Year ended December 31, 2014
	$	$
Net loss for the year before income taxes	(5,185,852)	(1,706,202)

Expected income tax recovery from net loss	(803,807)	(264,461)
Non-deductible expenses	462,915	72,310
Other temporary differences	(2,859)	(116)
Change in valuation allowance	343,751	192,267
	-	-

Deferred tax assets

	As at December 31,	As at December 31,
	2015	2014
	$	$

Non-capital loss carry forwards	756,534	404,127
Other temporary differences	23,565	5,870
Change in valuation allowance	(780,099)	(409,997)
	-	-

As of December 31, 2015 and 2014, the Company determined that a valuation allowance relating to above deferred tax asset of the Company was necessary. This determination was based largely on the negative evidence represented by the losses incurred.  The Company decided not to recognize any deferred tax asset, as it is not more likely than not to be realized.  Therefore, a valuation allowance of $780,099 and $409,997, for the years ended December 31, 2015 and 2014, respectively, was recorded to offset deferred tax assets.

As of December 31, 2015 and 2014, the Company has approximately $4,880,865 and $2,607,270, respectively, of non-capital losses available to offset future taxable income. These losses will expire between 2032 to 2034.

As of December 31, 2015 and 2014, the Company is not subject to any uncertain tax positions.

11. RELATED PARTY TRANSACTIONS

The Company’s transactions with related parties were carried out on normal commercial terms and in the course of the Company’s business.

Other than those disclosed elsewhere in the financial statements, the related party transactions are as follows:

General and administrative expenses for the years ended December 31, 2015 and 2014  include consulting charges of $Nil, and $66,179, respectively in connection with issuance of shares/warrants to certain stockholders of the Company for their consulting services as explained in Note 9.

In addition, the Company paid consulting charges in cash to its stockholders amounting to $249,145 and $198,611 for the years ended December 31, 2015 and 2014, respectively.

12. COMMITMENTS

a)

On September 14, 2014, iMedical finalized an agreement with CardioComm Solutions Inc. (“CardioComm’) for the development of a customized software for the ECG.  The term of this agreement is later of 5 years or completion of all services from the effective date of agreement, which is September 14, 2014.  Pursuant to this agreement, iMedical paid CardioComm a non-refundable royalty advance of $224,775 (CAD 250,000), which was fully expensed during year ended December 31, 2014 as the Company is still under research and development phase. In addition, the Company has committed to pay $584,415 for design of a Windows Operating System ECG Management Software in accordance with an estimated payment schedules for the work performed.  During the years ended December 31, 2015 and 2014, Company paid $281,520 and $87,662, which were expensed and included in research and development expenses.

b)

On July 4, 2014, iMedical entered into an operating lease contract for its office premises in Mississauga, Ontario for a one year term. The monthly lease payment was $3,910 which was increased to $7,931. The lease agreement also include provisions of Cloud Hosting services at $2,737 per month and telephone and internet services at $1,173 per month.

13. SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events up to April 12, 2016, the date the financial statements were issued, pursuant to the requirements of ASC 855 and has determined the following material subsequent events:

On February 2, 2016, Biotricity Inc., a corporation incorporated under the laws of the State of Nevada (the “Parent” and “Biotricity”), 1061806 BC LTD., a wholly owned subsidiary of Biotricity, and a corporation incorporated under the laws of the Province of British Columbia  (“Callco”), 1062024 BC LTD., a subsidiary of Callco and a corporation incorporated under the laws of the Province of British Columbia (“Exchangeco”), iMedical Innovations Inc., a corporation incorporated under the laws of the Province of Ontario (“iMedical”) and the Shareholders of  iMedical entered into an Exchange Agreement in connection with the closing of the Acquisition Transaction as detailed below:

•

Biotricity’ s sole existing director resigned and a new director who is the sole director of iMedical was appointed to fill the vacancy;

•

Biotricity’ s sole Chief Executive Officer and sole officer, who beneficially owned 6,500,000 shares of outstanding common stock, resigned from all positions and transferred all of his shares back for cancellation;

•

The existing management of iMedical were appointed as executive officers; and

•

The existing shareholders of iMedical entered into a transaction whereby their existing common shares of iMedical were exchanged for either (a) a new class of shares that are exchangeable for shares of Biotricity’s common stock, or (b) shares of Biotricity’s common stock, which (assuming exchange of all such exchangeable shares) would equal in the aggregate a number of shares of Biotricity’s common stock that constitute 90% of Biotricity’s issued and outstanding shares.

In addition, effective on the closing date of the acquisition transaction:

•

Biotricity issued approximately 1.197 shares of its common stock in exchange for each common share of iMedical held by iMedical shareholders who in general terms, are not residents of Canada (for the purposes of the Income Tax Act (Canada);

•

Shareholders of iMedical who in general terms, are Canadian residents (for the purposes of the Income Tax Act (Canada)) received approximately 1.197 Exchangeable Shares in the capital of Exchangeco in exchange for each common share of iMedical held;

•

Each outstanding option to purchase common shares in iMedical (whether vested or unvested) was exchanged, without any further action or consideration on the part of the holder of such option, for approximately 1.197 economically equivalent replacement options with an inverse adjustment to the exercise price of the replacement option to reflect the exchange ratio of approximately 1.197:1;

•

Each outstanding warrant  to purchase common shares in iMedical was adjusted, in accordance with the terms thereof, such that it entitles the holder to receive approximately 1.197 shares of the common stock of Biotricity for each Warrant, with an inverse adjustment to the exercise price of the Warrants to reflect the exchange ratio of approximately 1.197:1

•

Each outstanding advisor warrant to purchase common shares in iMedical was adjusted, in accordance with the terms thereof, such that it entitles the holder to receive approximately 1.197 shares of the common stock of Biotricity for each Advisor Warrant, with an inverse adjustment to the exercise price of the Advisor Warrants to reflect the exchange ratio of approximately 1.197:1; and

•

The outstanding 11% secured convertible promissory notes of iMedical were adjusted, in accordance with the adjustment provisions thereof, as and from closing, so as to permit the holders to convert (and in some circumstances permit the Company to force the conversion of) the Convertible Debentures into shares of the common stock of Biotricity at a 25% discount to purchase price per share in Biotricity’s our next offering.

As a result, Biotricity’s management have determined to treat the acquisition as a reverse merger and recapitalization for accounting purposes, with iMedical as the acquirer for accounting purposes.